Exhibit (a)(5)(4)

October 28, 2002

Dear ______________:

     This letter concerns your stock options to purchase shares of InforMax, Inc. (“InforMax”) common stock, par value $0.001 (referred to in this letter as “Options”). As you may know, on October 15, 2002 InforMax entered into a merger agreement with Invitrogen Corporation (“Invitrogen”) and its wholly owned subsidiary (“Purchaser”).1/ The merger agreement provides, as a first step in the acquisition of InforMax, that the Purchaser will make a tender offer to purchase all of InforMax’s outstanding common stock at a price of $1.36 per share in cash. The tender offer is currently scheduled to close at midnight on Friday, November 22, 2002. However, this tender offer is subject to certain conditions, one of which is that the Purchaser shall acquire more than 50% of InforMax’s outstanding common stock on a fully-diluted basis. We refer to this tender offer as the “Tender Offer,” and any references in this letter to the Tender Offer include any extension and any subsequent offering period provided under the merger agreement. Assuming that the conditions to the Tender Offer are met and that the Tender Offer closes, because Purchaser will have acquired more than 50% of InforMax’s common stock, following the Tender Offer, Purchaser will have enough votes to complete the merger of Purchaser with InforMax (the “Merger”). As a result of the Merger, InforMax will become a direct, wholly owned subsidiary of Invitrogen.

1/ A copy of the merger agreement and the press release announcing the Offer and the Merger are available as attachments to InforMax’s Form 8-K filed with the SEC on October 15, 2002.

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All holders of outstanding shares of InforMax’s common stock at the time of the Merger who did not tender their shares in the Tender Offer will receive cash consideration in the amount of $1.36 per share following the closing of the Merger unless they choose to exercise their statutory appraisal rights described in the enclosed Offer to Purchase.

     You should be aware that all Options, to the extent that they are not exercised, will be terminated upon the first to occur of (i) the acquisition pursuant to the Tender Offer of 80% or more of InforMax’s common stock, or (ii) the closing of the Merger. We refer to the time at which the Options terminate as the “Option Termination Time.” All Options, to the extent that they are not then fully vested and exercisable, will become fully vested and exercisable immediately prior to, and contingent upon, the occurrence of the Option Termination Time. The vesting of Options held by some employees (generally employees of InforMax in 1999 that received Options) may accelerate earlier under special provisions contained in these Option agreements, as described in the attached Question and Answer Summary.

     The purpose of this letter is to provide you notice of the Option Termination Time and important information about how you may exercise your Options before the Option Termination Time. To be certain that you are able to exercise your Options prior to the Option Termination Time, you must return the enclosed “Notice of Election to Exercise” to Brigitta Scott in the enclosed envelope prior to noon on November 21, 2002. If you do not exercise your Options prior to the Option Termination Time (which may be as early as November 22, 2002), your Options will terminate and you will not receive any consideration for them.

     If your Options have an option exercise price that is less than $1.36, your Options are “in the money” and therefore have value (which is the difference between your option exercise price and the $1.36 per share Tender Offer price) that you will lose if you do not exercise them. If your Options have an option exercise price that is greater than or equal to $1.36 per share, (i.e. are “out of the money”) your exercise of such options will cost you more than you will receive in the Tender Offer or Merger and therefore you should not exercise these options. Although you should review the information contained in this letter and the Question and Answer Summary, if all of your Options are “out of the money,” you will not need to take any action because exercising your Options will cost you more than the $1.36 you will receive in the Tender Offer or Merger. Note that some of your Options may be “in the money” and some may be “out of the money,” and you have the right to exercise even out of the money options if you choose to do so. Please refer to the summary option report in the enclosed materials regarding your Option holdings, vesting and exercise price to determine if you have “in the money” Options.

     If you exercise your Options, we also request that you review the enclosed Offer to Purchase and accompanying Tender Offer materials and consider

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whether to tender the shares underlying your Options in the Tender Offer. Although you are not required to do so, tendering your shares will allow you to receive cash for your shares earlier (when the Tender Offer closes, if the Tender Offer closes with 80% or more of the InforMax shares purchased), than if you wait until the Merger occurs to receive cash for your shares. To tender the Option shares in the Tender Offer you must complete the Instruction Letter to UBS Paine Webber enclosed in this package and return it to Brigitta Scott prior to noon on November 21, 2002. If you do not tender in the Tender Offer, you also have the right to exercise statutory appraisal rights for your shares, which could result in your receiving less than or more than $1.36 per share. Please refer to the flow chart in the enclosed materials to determine the treatment of your Options depending upon your decision to exercise your options and tender the underlying shares in the Tender Offer.

     We have attempted to answer many of the questions that you may have about your Options in the attached Question and Answer Summary. We also intend to hold an informational meeting for employees on October 31, 2002 of which you will be provided further details. Please feel free to contact Brigitta Scott at (240) 747-4040 with any further questions you may have regarding your Options or the information in this letter.

Sincerely,

Andrew P. Whiteley Chairman, CEO & President

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Question and Answer Summary
Sale of InforMax to Invitrogen

What are the “Tender Offer” and the “Merger”?

     The merger agreement provides that Purchaser will make a cash tender offer at a price of $1.36 per share to holders of all outstanding shares of InforMax’s common stock. We refer to this tender offer, and any extension and any subsequent offering period as provided in the merger agreement, as the “Tender Offer.” The Tender Offer is subject to certain conditions, including the tender of at least a majority of InforMax’s outstanding shares of common stock on a fully diluted basis. Following the closing of the Tender Offer, Purchaser will be merged with and into InforMax with InforMax surviving the merger (the “Merger”) as a direct, wholly owned subsidiary of Invitrogen. All shares of InforMax common stock not tendered in the Tender Offer that remain outstanding upon the Merger will be converted into the right to receive $1.36 per share in cash, provided that such holder has not exercised its statutory appraisal rights and complied with all of the requirements of Section 262 of the Delaware General Corporation Laws.

Where can I find more information about my Options?

     Enclosed in these materials you will find a summary option report regarding your option holdings, vesting and exercise price to determine if you have “in the money” options.

     InforMax has two stock option plans — the Employee Stock Option Plan (the “2001 Plan”) and the Amended Equity Incentive Compensation Plan (the “1999 Plan”). The terms and conditions of your Options are found in the applicable option plan (the 2001 Plan and/or the 1999 Plan) and your Option agreement(s). InforMax has also prepared a prospectus for each of the plans describing the terms and conditions of the Option plans. This prospectus has been available to all optionees. If you would like another copy of the prospectus, it is posted on InforMax’s intranet and is also available by contacting Brigitta Scott at (240) 747-4040.

When will my Options be terminated?

     All Options granted by InforMax under its 2001 Plan and its 1999 Plan, to the extent that they are not previously exercised, will terminate upon the earlier of (i) the Purchaser becoming the beneficial owner of at least 80% of InforMax’s common stock in the Tender Offer, or (ii) the effective time of the Merger. We refer to the time that the Options terminate as the “Option Termination Time.”

Are there different time periods for exercising vested and unvested Options?

     Yes. You may exercise your vested Options at any time prior to the Option Termination Time. We will process the exercise of your vested Options at the time that we receive your Notice of Election to Exercise.

     Because unvested Options will accelerate upon the acquisition by Purchaser of 80% of InforMax’s outstanding shares in the Tender Offer (or 50% if your Option agreement contains such a provision), we will accept exercises of unvested Options until noon on November 21, 2002. If the Option Termination Time does not occur on November 22, 2002, we will notify you and extend the period during which we will accept exercises of unvested Options. All exercises of unvested Options will be contingent on, and will not occur until immediately prior to, the Option Termination Time. To be certain that you are able to exercise your Options prior to the Option Termination Time, you must return the enclosed “Notice of Election to Exercise” prior to noon on November 21, 2002. If you do not exercise your Options prior to the Option Termination Time (which may be as early as November 22, 2002), your Options will terminate and you will not receive any consideration for them.

     Note that some Options that were generally granted by InforMax in 1999 may become vested when, and if, Purchaser acquires 50% of InforMax’s common stock. Once these Options become vested, they may be exercised prior to, and without regard to the occurrence of, the Option Termination Time. Because one of the conditions to the closing the Tender Offer is Purchaser’s acquisition of more than 50% of InforMax’s outstanding common stock on a fully diluted basis, vesting of these Options will accelerate immediately prior to the closing of the Tender Offer. If you were employed by InforMax in 1999, your Option agreement may contain this provision for accelerated vesting. This acceleration provision will not affect the payment amount that such holders are entitled to receive upon the exercise of their options, but may affect the timing of such payment in the event that the Tender Offer closes with Purchaser acquiring in excess of 50% of InforMax’s outstanding shares but less than 80% of such shares. See “What effect does the change of control acceleration provision in my Option agreement have on my ability to exercise my Option?” for more details.

Should I exercise my Options? How do I know if my Option is “in the money” or “out of the money”?

     Whether or not you should exercise your Options depends on if your Options are “in the money” or “out of the money.” Your Option is “in the money” if your Option exercise price is less than $1.36. Your Option is “out of the money” if your Option exercise price is equal to or greater than $1.36.

     Option holders who have Options that are “in the money” will want to exercise their Options. If your Option is “in the money”, you will be able to exercise your Option and receive the $1.36 per share if the Tender Offer is completed either by (i) tendering your shares in the Tender Offer, or (ii) receiving the merger consideration of $1.36 in exchange for your shares following the closing of the Merger.

     Option holders who have Options that are “out of the money” will not want to exercise their Options as they will need to pay more for the Option shares than they will receive for the shares in the Tender Offer or Merger (unless they wish to exercise in order to acquire shares as to which they could exercise statutory appraisal rights).

     If you have questions about how exercising your Options might affect your individual financial or tax situation, you should consult your personal financial or tax advisor.

What happens if I do not exercise my Options before they are terminated?

     If you do not exercise your Options prior to the Option Termination Time, your Options will be terminated and you will not receive any consideration for the Options. As discussed in the preceding question, you should consider exercising your Options if the Options are “in the money.”

Are there tax consequences to exercising my Options?

     Yes. If your Option is a nonqualified stock option, any gain on your exercise (i.e., the difference between the fair market value of the shares and the option exercise price, multiplied by the number of option shares) will be compensation income subject to withholding taxes.

     If your Option is an incentive stock option, you will not recognize income at the time the Option is exercised unless you do a cashless exercise. If you do a cashless exercise you will recognize income on the sale of the shares used to pay the exercise price. The sale of your Option shares in the Tender Offer (or the cash-out of the shares in the Merger) will be considered a “disqualifying disposition” and the difference between $1.36 and the Option Exercise Price will be ordinary income.

     A detailed description of the tax consequences of exercising nonqualified stock options and incentive stock options is contained in the prospectuses for the 1999 Plan and the 2001 Plan. Copies of the prospectuses are available upon request from Brigitta Scott.

     Please note that different tax consequences will apply to optionees subject to taxation in jurisdictions other than the United States.

     Because individual circumstances may vary, each optionee should consult his or her own tax advisor to determine the particular tax (United States Federal Income Tax and foreign or other applicable tax) consequences of the exercise of his or her Options and tender of the underlying shares in the Tender Offer (or exchange in the Merger), including the application and effect of the alternative minimum tax and any sate, local and foreign tax laws and the effect of any changes in such laws.

How many Options do I have and what are the exercise prices?

     The number of shares of common stock covered by the Option(s) you have and the exercise price(s) of the Option(s) are shown in the accompanying “Notice of Election to Exercise” and summary sheet. The Option(s) are shown as of October 23, 2002. To the extent that you have exercised any Options since October 23, 2002, the number of your Options that you may exercise will be reduced accordingly.

What effect do the change of control acceleration provisions in my Option agreement have on my ability to exercise my Option?

     Some Option agreements granted under the 1999 Plan (generally granted to employees in 1999) contain a clause stating that vesting of the Option accelerates if a person acquires 50% or more of InforMax’s outstanding common stock. If the Tender Offer closes and the Purchaser has acquired less than 80% of InforMax’s common stock but at least 50% of InforMax’s common stock 1/, any Options that contain this acceleration clause will be fully vested and exercisable. Moreover, any Options with this acceleration clause that the optionee has elected to exercise will be exercised, notwithstanding the fact that the Option Termination Event has not yet occurred. You should check your Option agreement to determine if the Option contains an acceleration clause. Please contact Brigitta Scott if you are unsure if your Option contains an acceleration clause.

     Please note that, as discussed above, if the Tender Offer closes with the Purchaser owning 80% or more of InforMax’s common stock, all Options (regardless of any special change of control provision), to the extent that they are not previously exercised, will be terminated upon the closing of the Tender Offer.

Can I tender the shares of common stock that I purchase pursuant to my Options?

1/   Note that (unless such condition is waived by the parties) the Tender Offer will not close unless Purchaser acquires more than 50% of InforMax’s common stock on a fully diluted basis.

     Yes, and although you are not required to tender your Option shares, you will receive payment more quickly if you tender rather than wait for the Merger. To tender your shares you simply check the appropriate box on the enclosed “Notice of Election to Exercise” and complete the “Instruction Letter to UBS Paine Webber”. Please note that the terms and conditions of the Tender Offer are described in detail in the enclosed “Offer to Purchase” and the Company’s “Solicitation/Recommendation Statement.” These documents contain important information regarding the Tender Offer, and you should read the documents carefully before deciding to tender your Option shares.

What is the procedure for exercising my Options? May I exercise on a “cashless” basis?

     If you wish to elect to exercise your Options, please complete the attached “Notice of Election to Exercise” and, if applicable, the “Instruction Letter to UBS Paine Webber” and deliver them to Brigitta Scott, Secretary of InforMax, at InforMax’s corporate headquarters prior to noon on November 21, 2002. If you are not an executive officer or director on InforMax’s Board of Directors and you wish to use the “cashless” method of exercise, you must open an account with Paine Webber and indicate this choice on the Notice of Election. If you do not use the cashless method of exercise, you will need to include payment in full of the purchase price by check made payable to InforMax. Directors and Executive Officers of InforMax, and persons whose options are “out of the money” are not eligible to utilize the cashless method of exercise and must include payment in full of the purchase price in cash or by check in order to exercise their Options.

     All payments received by optionees, either pursuant to the Option or the Merger, are subject to applicable federal, state and to the extent applicable, foreign taxes.

What will happen if the Merger Agreement is terminated without the Tender Offer closing?

     If neither the Tender Offer closes nor the Merger occurs, any exercise of an unvested Option that was contingent upon the Option Termination Time occurring will not happen. In this case we will return your Option exercise price if you have previously delivered a check, and your Options will remain outstanding in accordance with their terms.

Who should I contact if I have questions regarding my Options?

     We will be holding an informational session at the Company’s headquarters on October 31, 2002 of which you will be provided further details. Please contact Brigitta Scott at (240) 747-4040 for more information.

NOTE: THIS LETTER CONTAINS A SUMMARY OF SOME BUT NOT ALL PROVISIONS OF THE 1999 PLAN, THE 2001 PLAN, THE MERGER AGREEMENT, AND THE RELATED TRANSACTION DOCUMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN PROSPECTUSES AND SUCH AGREEMENT AND DOCUMENTS, COPIES OF WHICH YOU MAY OBTAIN FROM BRIGITTA SCOTT AT (240) 747-4040.

NOTICE OF ELECTION TO EXERCISE

Materials must be returned by November 21, 2002

TO:           INFORMAX, INC.
FROM:     ______________________________
DATED:   __________________________, 2002

To be certain that you are able to exercise your Options prior to the Option Termination Time, you must return the enclosed “Notice of Election to Exercise” to Brigitta Scott in the enclosed envelope prior to noon on November 21, 2002.

OPTION EXERCISE

Please check one box:

[ ]	I elect to exercise all of my Options that are indicated as “in the money” on the attached summary sheet and, in accordance with the terms and conditions thereof.

Please check one:

______I enclose payment of the aggregate Option Price of such shares in full by check. The aggregate Option Price for your “in the money” Options is shown on the attached summary sheet.

______I wish to exercise my Options using the “cashless” method of exercise. I have previously established an account at UBS Paine Webber for this purpose.

[ ]	I elect to exercise the following Options (list each Option grant by Grant Date and Amount):

___________________________ ___________________________ Please check one:

______I enclose payment of the aggregate Option Price of such shares in full by check. The aggregate Option Price for your “in the money” Options is shown on the attached summary sheet.

______I wish to exercise my Options using the “cashless” method of exercise. I have established an account at UBS Paine Webber for this purpose.

Election form continues on the next page.

TENDER OF OPTION SHARES

Please check one box:

[ ]	I elect to tender in the Tender Offer all of the shares of InforMax common stock that I purchase pursuant to this Notice of Election to Exercise in accordance with the enclosed Offer to Purchase. I have completed and enclose the Instruction Letter to UBS Paine Webber.

[ ]	I do not elect to tender all of the shares of InforMax common stock that I purchase pursuant to this Notice of Election to Exercise. Instead, I elect to tender ______shares [enter “zero” or a larger number]. If I am tendering shares, I have completed and enclose the Instruction Letter to UBS Paine Webber.

Please make checks payable to: InforMax, Inc.

Except as provided below, I understand that the exercise of the unvested portion of my Options is subject to, and contingent upon, the Option Termination Time occurring.

If my Option agreements contain a clause providing that vesting of the Option accelerates in full if the Purchaser obtains 50% or more of InforMax’s outstanding common stock, I understand that my Option exercise (and tender, to the extent so selected) will be honored at the time the Tender Offer closes with regard to all of my Option shares subject to the acceleration clause even if the Option Termination Time does not occur at the same time the Tender Offer closes.

I have read the attached letter and Question and Answer Summary regarding my Options.

Signature

Address

INSTRUCTION LETTER TO UBS PAINE WEBBER
With respect to the Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of InforMax, Inc.

     The undersigned acknowledge(s) receipt of the enclosed Offer to Purchase dated October 25, 2002 and the Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Tender Offer by Purchaser, a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $0.001 per share, together with preferred stock purchase rights attached thereto (together, the “Shares”), of InforMax, Inc., a Delaware corporation.

     This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

     Number of Shares to be tendered:*

Shares

Dated: , 2002

Signature(s)

Print Name(s)

Address(es)

Area Code and Telephone Number

Tax ID or Social Security Number

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

InforMax Option Exercise Flowchart

Do I have an option that is "in the money" (i.e., excercise price is less than $1.36/share)
No
No action required, option will terminate by its terms.
Yes
Are the "in the money" options vested?
No
Submit Conditional Notice of Election to Exercise prior to 12:00 PM November 21, 2002.
Yes
You may excercise vested options at any time before November 21, 2002. Elections to exercise vested options are processed as they are received with appropriate payment.
Do you wish to use cashless exercise?[1]
No
Enclose check for the aggregate exercise price.
Yes
Open account with UBS/Paine Webber.
Make election to tender
Tender offer does not close.
• Exercises for unvested options not processed
• Options continue
Tender offer closes (including any subsequent offering periods) with less than 80% of INMX's shares purchased.
Does the option contain a clause to accelerate vesting when purchaser obtains at least 50% of INMX's shares?
No
• Exercises for unvested options not processed
• Options continue until 80% acquired.
Yes
• Vesting of options accelerated.
• Option exercise executed.
• Option shares tendered, if instructed.
Merger Exchange. Stockholders who hold outstanding shares that were not tendered will be cashed out at merger price, subject to appraisal price, and unexercised options (vested or unvested) will be terminated and will cease to have value.
Tender offer (including any subsequent offering periods) closes with 80% or more of INMX's share purchased.
• Vesting of all outstanding options accelerated.
• Option exercises executed.
• Option shares tendered, if instructed.
Unexercised options canceled.
Merger Exchange. Stockholders who hold outstanding shares that were not tendered will be cashed out at merger price.

[1] Not available to directors & executive officers.